Exhibit (a)(1)(C)

[Announcement e-mail to all Eligible Employees]

To:  [Eligible Option holder]

We are pleased to announce that Omniture, Inc. (“Omniture” or the “Company”) is today launching its stock option exchange program (referred to as the “Exchange Offer” or the “Offer”). The offer and withdrawal rights will remain open until June 15, 2009, at 10:00 p.m., U.S. Mountain Time, unless the offering period is extended by the Company. You may elect to participate in the Exchange Offer with respect to your “Eligible Options,” as discussed below.

An option will be deemed to be an Eligible Option if it meets each of the following conditions:

1. The option was granted under one of the following stock plans:

•	the Omniture, Inc. 2006 Equity Incentive Plan

•	the Omniture, Inc. 2007 Equity Incentive Plan

•	the Omniture, Inc. 2008 Equity Incentive Plan

•	the Avivo Corporation 1999 Equity Incentive Plan, or

•	the Touch Clarity Limited 2006 U.S. Stock Plan.

2. The option was granted prior to January 1, 2009 with an exercise price per share greater than the closing price of our common stock on May 13, 2009.

3. The option is held by an individual who is, on the expiration date of the Exchange Offer, a current employee of the Company or its subsidiaries) and not located in Denmark. Non-employee members of the Company’s Board of Directors are not eligible to participate.

4. The option is outstanding on the expiration date of the Exchange Offer.

Information regarding your Eligible Options is available at the Exchange Offer Website (https://omniture.equitybenefits.com), which also contains detailed information regarding the Exchange Offer and provides access to the election forms to participate in the Offer. Please read and carefully consider all of this information. If you are not able to access the Exchange Offer Website, copies of the offering materials and election forms are available from our Stock Administration Team, at:

Exchange Offer Hotline: (801) 932-7504
E-mail: stockadmin@omniture.com

The specifics of the stock option exchange program are described in the Tender Offer Statement on Schedule TO filed with the SEC and the related exhibits, which are available by clicking on this hyperlink: https://omniture.equitybenefits.com/Documents/. We urge you to read the tender offer statement and the related exhibits carefully.

You may call the Exchange Offer Hotline at (801) 932-7504 with any questions.

To elect to participate in the Offer with respect to your Eligible Options, please see the key steps described below.

KEY STEPS

In order to participate in the stock option exchange program, please follow these steps:

1. Log on to the Exchange Offer Website at https://omniture.equitybenefits.com. To access the Exchange Offer Website, use your User Name, which is [User Name Field]. Your password is [Password Field]. If you have difficulties logging in, please contact the Exchange Offer Hotline at (801) 932-7504.

2. Review the list of your Eligible Options and carefully read the documents contained on the Exchange Offer Website.

3. Click on the “MAKE AN ELECTION” button to proceed with your election and follow the directions provided on the Exchange Offer Website. Once you reach the election form, you will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering your Eligible Options for exchange in accordance with the terms of the Offer.

4. After completing the election form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you will proceed to the terms of election page. Only after you agree to the terms of election will you be directed to the election confirmation page.

5. Please print and retain a copy of your election confirmation for your records. You will also receive an e-mail confirming your election. If you do not receive a confirmation e-mail, please contact the Exchange Offer Hotline at (801) 932-7504.

If you do not make your election through the Exchange Offer Website, your properly signed and completed Election Form must be received via facsimile or e-mail by 10:00 p.m., Mountain Time, on June 15, 2009, by:

Omniture Stock Administration
Omniture, Inc.
Fax: (801) 406-0349
E-mail: stockadmin@omniture.com

We are not making any recommendation on whether you should accept this Offer to participate in the exchange program. We understand that the decision whether to exchange your Eligible Options, if any, in this Exchange Offer will be a challenge for many of you. The Exchange Offer does carry risk, and there are no guarantees that you would not ultimately receive greater value from your Eligible Options than from the new options. As a result, you must make your own decision on whether or not to participate in this Offer. For questions about personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant, or financial advisor. We have attempted to anticipate many of the questions you may have regarding the terms of the exchange program and have included a “question and answer” section in the exchange offering materials. Participation is completely voluntary. Participating in the Offer involves risks that are discussed in the exchange offering materials. If you choose not to participate, you will retain your current options under their current terms and conditions.

EMPLOYEE INFORMATION SESSIONS

We will hold a number of employee information sessions. We will send you an invitation to these sessions shortly.

KEY DATES TO REMEMBER

•	The commencement date of the Offer is May 18, 2009.

•	The Offer expires at 10:00 p.m., U.S. Mountain Time, on June 15, 2009 unless the Offer is extended by the Company.

•	The Eligible Options that have been tendered will be cancelled on June 15, 2009, or, if the Offer is extended, the date of the expiration of the Offer.

•	The new options will be granted on June 15, 2009, or, if the Offer is extended, the day of the expiration of the Offer.

Please do not reply to this e-mail. If you have questions, please call the Exchange Offer Hotline at (801) 932-7504.

Regards,

Eric

Omniture has filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, or SEC. Persons who are eligible to participate in the program should read the Tender Offer Statement on Schedule TO, including (1) the Exchange Offer; (2) the e-mail from Josh James, dated May 18, 2009; (3) this email, (4) the Summary of the Option Exchange Program; (5) the Election Form; (6) the Instructions, which form part of the terms and conditions of the Offer; and (7) the Terms of Election, as they contain important information about the program. You are able to obtain these written materials and other documents free of charge on the Exchange Offer Website at https://omniture.equitybenefits.com or through the SEC’s website at www.sec.gov.

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